

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Carla Rissell
Chief Executive Officer
Starstream Entertainment, Inc.
1227 N Atlantic Ave.
New Smyrna Beach, FL 32169

> **Re: Starstream Entertainment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed on April 16, 2020**
> **File No. 024-11197**

Dear Ms. Rissell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed on April 16, 2020

Cover Page

1. Please revise to highlight the lower voting rights available to the common stock in this offering relative to the other classes of stock you have issued. In addition, please disclose what the voting power of your management will be if all or some of the shares are sold in the offering.

The Offering, page 2

2. We note the fourth-to-last paragraph on page 3 in which you state that payment must be submitted by check, wire transfer, or ACH. Please reconcile this disclosure with your disclosure on the cover page that payment may be in the form of cash, promissory notes, services, and/or other consideration. To the extent that sales will be made for services or other consideration, please provide more detailed disclosure about the timing and method of valuation.

Risk Factors, page 5

3.   Please add risk factor disclosure describing how your reporting obligations after qualification differ from those of a company with reporting obligations under the Securities Act of 1933 and the Exchange Act of 1934.

Plan of Operations, page 21

4.   Please revise your disclosure to describe in more detail your plan of operations for the 12 months following the commencement of the proposed offering, or revise to state why such information is not available. Please ensure your revised disclosure addresses how your plan of operations would differ assuming 25%, 50%, 75% and 100% of the shares being offered are sold and disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish objectives (3), (5), and (6) in the first risk factor on page 5. Refer to Item 9 (c) of Part II of Form 1-A.

Exhibits

5.   We note Section 6 of your subscription agreement. With respect to the provision for waiver of jury trial, please revise your offering circular to: 1) describe the jury trial provision, including its risks and other impact on your investors; 2) describe any questions as to enforceability under federal and state law; 3) clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering; and 4) to the extent the provision applies to federal securities law claims, please revise the disclosure to state that investors cannot waived compliance with the federal securities laws and the rules and regulations thereunder. In addition, if the jury waiver provision does not apply to claims under the federal securities laws, please revise Section 6 of the subscription agreement to state that that is the case. With respect to the provision for exclusive forum, please revise your offering circular to: 1) describe the provision, including its risks to investors; 2) describe questions of enforceability; and 3) clarify whether this provision applies to federal securities law claims. In addition, if the exclusive forum provision does not apply to claims under the federal securities laws, please revise Section 6 of the subscription agreement to state that that is the case, or provide us with reasonable assurance that you will make future investors aware of the provision's limited applicability.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Donnell Suares, Esq.